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                            February 7, 2024

       Stephen Shamrock
       Interim Chief Financial Officer
       Nordson Corporation
       28601 Clemens Road
       Westlake, OH 44145

                                                        Re: Nordson Corporation
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2023
                                                            Form 8-K Filed
December 13, 2023
                                                            File No. 000-07977

       Dear Stephen Shamrock:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed December 13, 2023

       Exhibit 99.1
       Outlook, page 2

   1. We note on page 2 of your earnings release you provide outlook guidance for the non-
                                                        GAAP financial measure
adjusted diluted earnings per share without providing a
                                                        reconciliation to the
most directly comparable GAAP financial measure. Refer to
                                                        Question 102.10(b) of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures
updated December 13, 2022 and provide in the future a reconciliation or the required
information.
       Reconciliation of Non-GAAP Measures - Profitability, page 9

   2. We note your reconciliations of non-GAAP measures. Please consider clearly labeling each measure as
non-GAAP rather than including GAAP labeled line items under the caption "Non-GAAP
Measures - Adjusted Profitability" so that the intent of this disclosure is clear.
Similarly, consider clearly labeling "adjusted EPS" and "revised
 Stephen Shamrock
Nordson Corporation
February 7, 2024
Page 2
         adjusted EPS" as non-GAAP.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameStephen Shamrock                        Sincerely,
Comapany NameNordson Corporation
                                                          Division of
Corporation Finance
February 7, 2024 Page 2                                   Office of Technology
FirstName LastName